EXHIBIT 99.1

European Parliament's Approval of Stevia Launches New Sales Opportunities for GLG's European Distributor Network

VANCOUVER, British Columbia, Nov. 14, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX: GLG) ("GLG" or the "Company") is the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all-natural and zero-calorie food and beverage products. GLG is pleased to acknowledge that the European Parliament and the Council of Ministers have formally adopted the regulation to allow the use of steviol glycosides in the EU this year. The regulation will enter into force twenty days after it is published in the EU Official Journal. This means that consumers across Europe could be enjoying products sweetened with steviol glycosides by as early as December 3rd.

This decision by the EU Parliament and reinforced by their own European Food Safety Authority confirms the long standing position held by the Joint FAO/WHO Expert Committee on Food Additives (JECFA) that steviol glycosides are safe for all populations to consume and that they are suitable as sweetening option for diabetics.

As a founding member, GLG has been working with the International Stevia Council (ISC), the industry's authoritative voice on stevia (www.internationalsteviacouncil.org), to help further the approval of steviol glycoside for use in the EU.

Now that the EU has approved the use of stevia as a sweetener, GLG is pleased to announce that it has established long-term distributor agreements with seven key ingredient distributors who are poised to sell the Company's great tasting, high-purity stevia extracts to the European food and beverage industry.

GLG's new distribution network includes: Caldic Ingredients B.V.; ChemPoint.com; Emilio Pena SA (EPSA); Gusto Faravelli S.P.A.; Keyser & Mackay; Nordmann, Rassmann GmbH; and PK Chemicals. These newly formed long-term distributor partnerships will secure a dynamic sales network set to reach this brand new market for the company's high-purity all-natural stevia products.

The Company's Chairman and CEO, Dr Zhang, commented, "With a focus on supporting their territories, each of these ingredient distributors brings a wealth of expertise in the sweetener category and the benefit of having very strong ties to the food and beverage industry within their respective markets. Their choice to join the GLG team was in part, based on our significant knowledge and innovation with over 14 years of stevia research, from seed and plant development to processing advancements to formulation expertise and using our stevia in our AN0C consumer products developed for the China market. Our vertical integration offers our distributors a significant advantage in this new stevia market opportunity in Europe. Working alongside our knowledgeable formulators in our AN0C Stevia Solutions Team, our new EU distributors can confidently offer their customers product formulation expertise that will greatly assist in fast-to-market product development solutions using our high-purity stevia extracts, blends and turn-key product pre-mixes. Long term, our strategy is to provide 'simple' solutions to use GLG stevia products to easily reduce calories to provide healthier food and beverages for consumers in Europe. Our stevia extracts and proprietary blends can provide our customers with a variety of standard or customized all-natural zero-calorie or low-calorie/reduced sugar sweetener solutions. GLG's commitment to on-going in-house stevia research is creating a positive marketing environment for our products. Our focus continues to be on quality, great tasting stevia solutions at competitive pricing."

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements:

This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com